The St. Paul Travelers Companies, Inc.

385 Washington Street
St. Paul, Minnesota 55102

June 23, 2006

VIA EDGAR

Ms. Ibolya Ignat

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verbal comments from you on June 9, 2006 concerning The St. Paul Travelers Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 001-10898

Dear Ms. Ignat:

This letter acknowledges receipt of and is in response to your verbal comments made on June 9, 2006 relating to our May 25, 2006 response to your correspondence dated May 4, 2006 concerning The St. Paul Travelers Companies, Inc.’s Form 10-K for the fiscal year ended December 31, 2005. You asked that we respond to the comments within 10 business days in writing. As directed by you today, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period. We currently expect to respond no later than July 15, 2006. Please do not hesitate to be in touch with me in the meantime. You can reach me at 212-588-8421.

Sincerely,

/s/ Bridget M. Healy

Bridget M. Healy

Senior Vice President and Group General

Counsel—Corporate and Governance